Exhibit 4.84

TRANSFER CERTIFICATE
The Transferee accepts exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to it.
To:	HSH Nordbank AG for itself and for and on behalf of the Borrower, each Security Party, the Security Trustee, the Swap Banks and each Lender, as defined in the Junior Loan Agreement referred to below.
30 November 2016
1.
This Certificate relates to a Loan Agreement (the "Loan Agreement") dated 31 March 2006 between, inter alia, (1) Dryships Inc. (the "Borrower"), (2) HSH Nordbank AG and others and each of their successors and assigns (the "Junior Lenders"), (3) HSH Nordbank AG (in its capacity as agent, the "Agent") and (4) HSH Nordbank AG (in its capacity as security trustee, the "Security Trustee"), as amended by that certain Amending and Restating Agreement dated 23 May 2007 between, inter alia, the Borrower, the Agent and the Security Trustee (and as otherwise amended, novated or supplemented from time to time, the "Junior Loan Agreement") pursuant to which the Junior Lenders agreed to make available to the Borrower both term loan and short term credit facilities of (originally) up to US$110,000,000 in aggregate.

2.	In this Certificate:
"Relevant Parties" means the Agent, the Borrower, each Security Party, the Security Trustee, each Swap Bank and each Lender;
"Transferor" means HSH Nordbank AG of Gerhart-Hauptman-Platz 50, D-20095 Hamburg, Federal Republic of Germany; and
"Transferee" means Advice Investments S.A. of 80 Broad Street, Monrovia, Republic of Liberia.
Terms defined in the Junior Loan Agreement shall, unless the contrary intention appears, have the same meanings when used in this Certificate.
3.	The effective date of this Certificate is 30 November 2016 provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.
4.
The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Junior Loan Agreement and every other Finance Document in relation to 100 per cent. of the Contribution outstanding to the Transferor (or its predecessors in title).

5.	By virtue of this Transfer Certificate and Clause 26 of the Junior Loan Agreement, the Transferor is discharged entirely from its Commitment and the Transferee acquires all such Commitment.
6.
The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 of the Junior Loan Agreement provides will become binding on it upon this Certificate taking effect,

7.
The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 of the Junior Loan Agreement,

8.	[Intentionally omitted.]
9.	The Transferee:
(a)	confirms that it has received a copy of the Junior Loan Agreement and each other Finance Document;
(b)
agrees that the transfer is on a non-recourse basis and that it will have no rights of recourse of any kind on any ground against either the Transferor, the Agent, the Security Trustee, any Swap Bank or any Lender, including but not limited to:

(i)	the Finance Documents proving to be invalid or ineffective,
(ii)	the Borrower or any Security Party failing to observe or perform its obligations, or to discharge its liabilities, under the Finance Documents;
(iii)
it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or any Security Party under the Finance Documents;

(c)
agrees that it will have no rights of recourse on any ground against the Agent, the Security Trustee, any Swap Bank or any Lender in the event that this Certificate proves to be invalid or ineffective;

(d)
warrants to the Transferor and each Relevant Party (i) that it has full capacity to enter into this transaction and has taken all corporate action and obtained all official consents which it needs to take or obtain in connection with this transaction; and (ii) that this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.
10.
The Transferee undertakes with the Agent and the Security Trustee, on demand, fully to indemnify the Agent and/or the Security Trustee in respect of any claim, proceeding, liability or expense (including all legal expenses) which it may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent's or the Security Trustee's own officers or employees.

HSH NORDBANK AG			ADVICE INVESTMENTS S.A.

By:	/s/ Illegible	/s/ Illegible	By:	/s/ Alexandros Sigalas
Alexandros Sigalas

Date:	30 November 2016		Date:	30 November 2016

Agent

Signed for itself and for and on behalf of itself as Agent and for every other Relevant Party

HSH NORDBANK AG

By:	/s/ Illegible	/s/ Illegible

Date:	30 November 2016